CU BANCORP

15821 Ventura Blvd, Encino, CA 91436

(818) 257-7700

October 3, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathryn McHale, Esq.

RE:	CU Bancorp

Registration Statement on Form S-4 filed August 20, 2014 (File No. 333-198257)

Dear Ms. McHale:

Reference is made to the Registration Statement on Form S-4 (No. 333-198257) of CU Bancorp (the “Company”), initially filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2014, as amended by Amendment No. 1 dated September 24, 2014 and Amendment No. 2 dated October 3, 2014 (as amended, the “Registration Statement”). Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 a.m. Eastern Time on October 7, 2014, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Arthur A. Coren, Esq. of Horgan, Rosen, Beckham & Coren, LLP at (818) 591-2121 with any questions you may have concerning this request. In addition, please notify Mr. Coren when this request for acceleration has been granted.

CU Bancorp

/s/ David I. Rainer
David I. Rainer, President and CEO